FORM 61

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER     TERYL RESOURCES CORP.

ISSUER’S ADDRESS      185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER     (604) 278-5996

CONTACT PERSON     JOHN ROBERTSON

CONTACT’S POSITION     PRESIDENT

CONTACT’S TELEPHONE NUMBER      (604) 278-5996

FOR QUARTER ENDED      MAY 31, 1999

DATE OF REPORT     OCTOBER 7, 1999

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“JOHN ROBERTSON”	99/10/12
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

“BRIAN CHERRY”	99/10/12
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 1999

JUNE FITZMARTYN
CHARTERED ACCOUNTANT

#300 - 2600 GRANVILLE STREET,
VANCOUVER, B. C. V6H 3V3

AUDITOR'S REPORT

To the Shareholders of Teryl Resources Corp., Richmond, B.C.,

          I have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 1999 and May 31, 1998 and the consolidated statements of deficit, income and expenses, deferred exploration and development expenditures, and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

          I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 1999 and May 31, 1998 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, the principles have been applied on a basis consistent with that of the preceding year.

“June Fitzmartyn”

Vancouver, B.C.	CHARTERED ACCOUNTANT
October 7, 1999

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT MAY 31, 1999

	1999	1998
	$	$

ASSETS

Current Assets:
Cash	85,854	5,454
Accounts and accrued receivables	3,674	4,066
Advances to related companies (Note 3)	285,201	283,072

	374,729	292,592

Office Equipment (Note 5)	9,432	9,713

Oil and Gas Well Interests (Note 6)	17,180	31,829

Investments (Note 4)	40,295	40,295

Mineral Property Interests (Note 7)	274,781	274,781

Deferred Expenditures:
Exploration and development (Note 7)	1,162,421	784,090
Incorporation	1,379	1,379

	1,163,800	785,469

	1,880,217	1,434,679

LIABILITIES

Current Liabilities:
Accounts payable (Note 11)	48,865	41,188
Accrued liabilities	35,832	45,876
Estimated liability for income and capital taxes (Note 8)	798	798
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	320,046	155,872

	555,541	393,734

Contingencies and Commitments (Note 11)

SHAREHOLDERS' EQUITY

Share Capital: (Note 12)

Issued	5,994,927	5,730,927

Subscriptions Received (Note 15)	146,044	27,887

Deficit	(4,816,295)	(4,717,869)

	1,324,676	1,040,945

	1,880,217	1,434,679

Approved by the Directors:

“J. ROBERTSON”                                              J. Robertson

“B. CHERRY”                                                     B. Cherry

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED MAY 31, 1999

	1999	1998
	$	$

Mineral Claim Operations:

Revenue:
Proceeds from option agreements (Note 7C)	-	20,727

Expenses:
Exploration and development written off re lapsed claims	-	42,880
Property costs written off re lapsed claims	-	47,065
	-	89,945

Net Income (Loss) from Mineral Claim Operations	-	(69,218)

Oil and Gas Operations:
Revenue	14,390	22,380

Expenses:
Operating expenses	6,919	10,474
Amortization on wells (Note 6)	14,649	30,841
	21,568	41,315

Net Income (Loss) from Oil and Gas Operations	(7,178)	(18,935)

Net Operating Income (Loss)	(7,178)	(88,153)

Other Expenses:

Administration expenditures (Schedule A)	91,248	123,008

Net Loss for the Year	98,426	211,161

EARNINGS (LOSS) PER SHARE (Note 8)	(0.0046)	(0.0104)

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	4,717,869	4,506,708

Add: Net Loss for the Year	98,426	211,161

Deficit at End of Year	4,816,295	4,717,869

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES

FOR THE YEAR ENDED MAY 31, 1999

	1999	1998
	$	$
Legal	16,490	14,937
Audit, accounting and consulting	14,750	21,315
Interest on debenture (Note 9)	14,697	14,697
Telephone and telecopier	7,725	4,908
Publicity, promotion and investor relations	5,740	6,364
Transfer agent fees	5,513	5,221
Filing fees	5,065	6,499
Wages, secretarial and benefits (Note 13)	4,987	25,447
Foreign exchange loss (gain)	4,221	(1,854)
Shareholders and meeting costs	4,162	1,628
Management and director's fees (Note 13)	4,060	17,500
Bank charges and interest	3,764	2,204
Office rent and utilities	3,600	-
Office, stationery and delivery	1,094	1,737
Travel, entertainment and automobile	-	47
Amortization	2,127	2,428
	97,995	123,098
Less: Write off of accounts payable (Note 11)	6,138	-
Interest income	609	90
	6,747	90
Administration Expenditures for the Year	91,248	123,008

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEAR ENDED MAY 31, 1999

	1999	1998
	$	$
West Ridge Claims: (Note 7C)
Geophysical survey	25,277	13,665
Assays and maps	-	7,937
Legal and registry	2,949	4,201
	28,226	25,803
Gil Venture: (Joint Venture) (Note 7D)
Phase II exploration	350,105	-
Exploration and Development for the Year	378,331	25,803
Exploration and Development at Beginning of Year	784,090	801,167
	1,162,421	826,970
Less: Exploration and development written off:
Re lapsed claims	-	42,880
Exploration and Development at End of Year	1,162,421	784,090

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR ENDED MAY 31, 1999

	1999	1998
	$	$
Financing Activities:
Share Capital Issued (Note 12)	264,000	287,500
Non-cash - Shares issued for debt	-	(200,000)
Change in subscriptions received (Note 15)	118,157	27,887
Change in advances from (to) related companies (Notes 3 & 10)	162,045	(178,196)
Less: Shares issued for debt	-	200,000
Cash Provided by Financing Activities	544,202	137,191
Operating Activities:
Net Income (Loss) for the year	(98,426)	(211,161)
Items not involving cash:
Property costs written off (Note 7)	-	47,065
Exploration and development written off (Note 7)	-	42,880
Amortization on wells	14,649	30,841
Amortization on office equipment	2,127	2,428
Change in accounts and accrued receivables	392	(712)
Change in accounts payable (Note 11)	7,677	(3,953)
Change in estimated liability for income taxes	-	47
Change in accrued liabilities	(10,044)	25,647
Cash Provided (Used) by Operating Activities	(83,625)	(66,918)
Investing Activities:
Acquisition of mineral property interests (Note 7)	-	(22,000)
Acquisition of office equipment	(1,846)	-
Current exploration and development expenditures	(378,331)	(25,803)
Cash Provided (Used) by Investing Activities	(380,177)	(47,803)

Increase (Decrease) in Cash for the Year	80,400	22,470

Cash (Deficiency) at Beginning of Year	5,454	(17,016)

Cash (Deficiency) at End of Year	85,854	5,454

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 1999

1.	SIGNIFICANT ACCOUNTING POLICIES:

	(a)	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operations is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	(b)	Historical Cost:

Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

	(c)	Fixed Assets:

The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

	(d)	Accounting for Oil and Gas Well Interests:

The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:

		(i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.

		(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.

		(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

	(e)	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

		(i)	If property sold outright - costs written off entirely against proceeds.

		(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.

		(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.

		(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.

		(v)	If property abandoned - costs written off entirely.

. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 1999

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

	(f)	Accounting for Administration Expenditures:

The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

	(g)	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

	(h)	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period.

	(i)	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

	(j)	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive other than to hold 773 shares of KRS (1987) Financial Limited. Teryl, Inc., incorporated on November 17, 1988, in the State of Delaware and is registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 1999. If Teryl, Inc. issues shares to others, Teryl Resources Corp.’s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:	1999	1998
	Information Highway, Inc.	-	640
	Flame Petro-Minerals Corp. (See Note 4)	1,493	-
	Blue Crow Internet Co. Ltd.	621	-
	REGI US, Inc.	600	-
	International Diamond Syndicate Ltd. (See Note 4)	282,487	282,432
		285,201	283,072

The advances to related companies bear no interest and have no fixed repayment terms.

. . . 3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 1999

4.	INVESTMENTS consist of:

Flame Petro-Minerals Corp. is a public company listed on the Alberta Stock Exchange having a market value of $ 21,426 at May 31, 1999. International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market. The Company owns 40% of IDS' issued shares and management feels the value of its investment exceeds the cost of the shares.

Flame Petro Minerals Corp.:	1999	1998
50,000 shares acquired in 1983	500	500
120,000 shares acquired March 4, 1986	30,000	30,000
24,780 shares acquired February 28, 1993	6,195	6,195
194,780	36,695	36,695
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	3,600	3,600
	40,295	40,295

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	34,815	32,968
	Less: Accumulated amortization	25,383	23,255
		9,432	9,713

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest in the Peters No. 1 Well, situate in Fayette County, Texas, (4.680% Net Revenue Interest, after royalties and a carried interest by the operator), and a 7.5% Working Interest (5.79375% Net Revenue Interest after 22.75% royalties) in each of the Jancik #1 and Hermann #4 wells, located in Burleson County, Texas. The Oil and Gas Well Interests are as follows:

	1999		1998
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,102	52,582	1,520	2,876
Hermann #4	67,141	67,141	-	3,197
Jancik #1	107,693	92,033	15,660	25,756
	228,936	211,756	17,180	31,829

The amortization charged on the wells is not in conformity with generally accepted accounting principles, which require that the cost of the wells be depleted on the basis of units of production over estimated recoverable reserves. The operators of the property does not provide reserve estimates, so the Company is unable to calculate depletion, and has chosen amortization of successful wells over seven years as the logical alternative to depletion. Since reserve estimates are not available, there is no way of determining the difference between amounts which would have been written off pursuant to the different accounting methods. However, since the net oil and gas interests represent less than 5% of total assets, it is unlikely the difference would represent a material difference.

. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 1999

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref.	1999	1998
Rob	Liard, BC	100%	A	1	1
Silverknife	Liard, BC	26.7%	B	1	1
West Ridge	Dome Creek, Alaska	100%	C	136,271	136,271
Gil Venture	Dome Creek, Alaska	20%	D	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	E	9,381	9,381
Amad	Lac de Gras, NWT	49%	F	76,000	76,000
Rocky Mtn. House	W. Central Alta.	50%	G	22,000	22,000
				274,781	274,781

A.	ROB:

Pursuant to agreements with Iskut Gold Syndicate, on March 6, 1990, Teryl acquired a 100% interest in the Rob 15 and Rob 16 claims (26 units), situate in the Liard Mining Division of the Province of British Columbia. Teryl retains a 100% interest in the claims, but, has written down their acquisition cost to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

C.	WEST RIDGE:

Pursuant to an agreement dated January 12, 1989, the Company, through its subsidiary Teryl, Inc., and Mohawk Resources Alaska, Inc. acquired an option to earn up to 51% interest in the West Ridge (53 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA for $ 42,500 cash, payments on an assumed liability of $ 60,838 US, work commitments of $ 350,000, issuing 250,000 shares and 50,000 shares as a finder's fee on the acquisition of this property. In November, 1991, the Company acquired a 100% interest in the West Ridge claims from Mohawk by issuing 100,000 shares, paying the annual rent of $ 1,060 US ($ 1,210 Cdn.) and recording the work done on the claims.

On March 19, 1997, the Company and Placer Dome US Inc., entered into a lease agreement whereby Placer Dome could earn up to a 70% equity interest in the property. During the 1998 year the Company received $ 20,727 ($ 15,000 US) before Placer Dome suspended the agreement on August 1, 1997. During the 1999 year, the Company conducted an exploration program on the claims. See Note 15, re subsequent agreement with Fairbanks Gold.

. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 1999

7.	MINERAL PROPERTY INTERESTS (Continued):

D.	GIL VENTURE:

Pursuant to agreements with NERCO Exploration Company, the Company and its subsidiary Teryl Inc., entered into a joint venture, whereby Teryl could earn a 50% interest in 237 claims (approximately 9,000 acres) in the Gilmore Dome area of the Fairbanks District of Alaska, for $ 30,000 US cash ($ 35,517 Cdn.), work commitments of $ 1,970,000 US and 250,000 shares. The Company did $ 368,192 Cdn. in work and issued 250,000 shares valued at $ 83,500 under these agreements before entering into a new agreement. On September 28, 1990, the Company granted an option to Fort Knox Venture to acquire up to 68% of Teryl's 50% interest in the Gilmore Project, for $ 187,500 US and $ 1,700,000 US in work. During the 1991 year, the Company received $ 150,000 US ($ 172,568 Cdn.) under this option, before entering in to the agreement described below.

On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement, which terminated the above described agreement and option and released the parties from all unsatisfied obligations. The agreement granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn.). The agreement required Fort Knox Venture to pay the Company a total of $ 143,500 US, all of which was received by May 31, 1995 and to contribute $ 600,000 US to fund approved programs and budgets, which was done and earned them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture has been doing exploration work on this property during the 1999 and 1998 years.

E.	STEPOVICH LEASE:

The Company, through its subsidiary Teryl, Inc., entered into a mineral lease agreement, effective August 1, 1989, with the Estate of Mike Stepovich for a twenty year period, on the seven Stepovich lode claims located in the Dome Creek area of the Fairbanks District of Alaska for annual royalty payments, work commitments and shares, subject to production royalties of between 4% and 13% of Net Smelter Returns.

On September 28, 1990, the Company granted an option to Fort Knox Venture to acquire all of Teryl's interest in the Stepovich lease, except for a 10% Net Profit Interest for Teryl, for $ 187,500 US ($ 217,819 Cdn. paid) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease, under an assignment dated May 29, 1992. In the 1992 and 1991 years, the Company wrote down its property costs and exploration and development expenditures to 10% against option proceeds received. Teryl, Inc. retains the 10% Net Profit Interest in the claims.

F.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest (subject to a 2% Net Royalty Interest to Calco) in the Amad mineral claims (2,530.85 acres), located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property in 1995 and issuing 150,000 shares.

. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 1999

7.	MINERAL PROPERTY INTERESTS (Continued):

G.	ROCKY MOUNTAIN HOUSE CLAIMS:

Pursuant to a mineral property agreement dated April 8, 1998, between Dave Hodge and Teryl, the Company acquired a 50% interest in an application for 25 explorations permits, in the Rocky Mountain House claims (approximately 525,000 acres), which are located in West Central Alberta, by paying $ 22,000.

H.	KOR CLAIMS:

On September 14, 1993, Teryl and Layfield Resources Inc. entered into a letter agreement, whereby the Company earned a 50% interest in the KOR claims (72 claims), located in the Watson Lake Mining Division of the Yukon, by expending $ 30,000 on the property by December 31, 1993. During the 1998 year, Teryl allowed these claims to lapse resulting in exploration and development expenditures of $ 40,000 being written off at May 31, 1998.

I.	SASKATCHEWAN #2 CLAIMS:

In March, 1994, pursuant to agreements between Teryl, SMR Investments Ltd. and Aqualand Industries Ltd., the Company earned a 100% interest in four mineral claims (2,700 acres) located in the Central Mining District of the Province of Saskatchewan by paying $ 25,000 cash and issuing 100,000 shares of Teryl in 1995. A further 50,000 shares are issuable upon discovery of a kimberlite pipe on the prospects. During the 1998 year, Teryl allowed these claims to lapse resulting in acquisition costs of $ 34,000 and exploration and development expenditures of $ 2,426 being written off at May 31, 1998.

J.	KYFANAN LAKE:

On May 1, 1995, the Company and Clark-Eveleigh Consulting entered into an agreement whereby Teryl acquired a 70% interest in 100 claims located in the Kyfanan Lake Intrusive, Labrador for $ 10,000. Pursuant to a formal agreement dated January 27, 1996, the Company and Clark Eveleigh Consulting granted Peruvian Gold Limited and Cartaway Container Corporation an option to acquire a 25% interest each in the Kyfanan Lake claims by expending $ 1 million by October 4, 1998. Peruvian Gold and Cartaway Container may withdraw from the agreement at any time after completing an airborne geophysical survey on the claims. The minimum one year expenditure commitment of $ 20,000 was met and a refund of $ 5,000 was paid to Teryl (70%) and Clark Eveleigh (30%) from funds refunded by the Newfoundland Government, resulting in 50% of acquisition costs of $ 5,000 and exploration and development costs of $ 105 being written off at May 31, 1996. In the 1998 year, Teryl allowed these claims to lapse resulting in acquisition costs of $ 5,000 and exploration and development expenditures of $ 204 being written off at May 31, 1998.

K.	COT 1-5 CLAIMS:

On July 18, 1995, the Company and Nicholson & Associates entered into a letter agreement whereby Teryl purchased a 100% interest in the COT 1-5 mineral claims located in Cassiar, B. C. for $ 7,000 cash and 100,000 common shares of Teryl (issued February 20, 1996 at a deemed market value of $ 0.28 per share), subject to a 1.5% Net Smelter Royalty. Nicholson & Associates cancelled all outstanding invoices and interest owed to it by Teryl (amounting to $ 26,935), upon receipt of the cash and shares. During the 1998 year, Teryl allowed these claims to lapse resulting in acquisition costs of $ 8,065 and exploration and development expenditures of $ 250 being written off.

. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 1999

7.	MINERAL PROPERTY INTERESTS (Continued): SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/97	1998	May 31/98	1999	May 31/99

Rob	1		1		1
Silverknife	1		1		1
West Ridge	136,271		136,271		136,271
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381
Amad	76,000		76,000		76,000
Rocky Mtn. House		22,000	22,000		22,000
Sask. #2 - lapsed	34,000	(34,000)	-		-
Kyfanan Lake -	5,000	(5,000)	-		-
COT 1-5 - lapsed	8,065	(8,065)	-		-
	299,846	(25,065)	274,781	-	274,781

DEFERRED EXPLORATION AND DEVELOPMENT:

West Ridge	214,557	25,803	240,360	28,226	268,586
Gil Venture	235,205		235,205	350,105	585,310
Stepovich Lease	1,001		1,001		1,001
Amad	307,524		307,524		307,524
KOR - lapsed	40,000	(40,000)	-		-
Sask. #2 - lapsed	2,426	(2,426)	-		-
Kyfanan Lake - lapsed	204	(204)	-		-
COT 1-5 - lapsed	250	(250)	-		-
	801,167	(17,077)	784,090	378,331	1,162,421

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company is still in the development stage, no figures have been presented for deferred income taxes. The Company has Canadian income tax losses of approximately $ 1,570,110, which are available to reduce future taxable income until the year 2006. The Company has Canadian exploration and development expenditures of $ 1,405,670 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 798 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 1999

8.	INCOME TAXES AND EARNINGS PER SHARE (Continued):

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests. The amounts so expended would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. To May 31, 1999, the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto. Since the tax deductibility of these expenditures has been renounced to the contributors, the expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 21,420,046 shares (1998 - 20,316,777 shares).

9.	DEBENTURE PAYABLE:	1999	1998
	Keltic Bryce Enterprises Inc.	150,000	150,000

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 17,800 was accrued to May 31, 1999 (1998 - $ 25,426). Teryl paid Keltic Bryce $ 22,323 interest on July 16, 1998.

In December, 1992, Keltic Bryce gave notice they would like to convert the debenture, however since regulatory authorities had not approved the amended agreement, Teryl, on December 3, 1992, made a $ 15,000 payment on accrued interest and on January 4, 1993 the Company paid a further $ 4,648 interest and issued a cheque for $ 150,000 to repay the principal. In January , 1993, Keltic Bryce returned the $ 150,000 cheque uncashed and commenced legal action against the Company and its Directors for damages and fraud. The Company offered a settlement proposal on September 2, 1993, which Keltic Bryce did not accept. On September 14, 1993, the Company paid accrued interest of $ 9,071 to Keltic Bryce. On December 13, 1993, Keltic Bryce filed an amended Statement of Claim against the Company and its Directors for specific performance or damages and costs. The Company filed a Statement of Defence in regards to the Statement of Claim. Examinations for Discovery were held in respect to this matter in 1995.

A Settlement Option Agreement between Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc., was reached February 23, 1998, subject to regulatory approval. The Company was to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture. In exchange Keltic Bryce will invest $ 112,500 US in a convertible debenture to be issued by Teryl, Inc., subject to Teryl, Inc. being listed on the OTC Bulletin Board on or before December 31, 1998. Teryl, Inc., at the date of these statements, was not listed on the OTC Bulletin Board and terms are still being negotiated to reach a settlement. See Note 15, re Teryl, Inc. transactions.

. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 1999

ADVANCES FROM RELATED COMPANIES consist of:	1999	1998
Access Information Systems Inc.	24,495	-
Flame Petro-Minerals Corp.	-	742
IAS Communications Inc.	621	-
JGR Petroleum Inc.	47,937	24,434
Rainbow Network	43,046	-
Reg Technologies Inc.	76,773	92,570
SMR Investments Ltd.	127,174	38,126
	320,046	155,872

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

The accounts payable trade had included $ 6,138 of fees billed by vendors which the Company wrote off at May 31, 1999, as they had disputed the requirement to pay and the vendors had ceased to bill the Company for these debts.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	30,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

35,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash to May 31, 1997		16,248,174		4,685,288
Year Ended May 31, 1998:
Private placement	A	250,000	0.17	42,500
Private placement	B	300,000	0.15	45,000
		550,000		87,500
Total Issued for Cash at May 31, 1998		16,798,174		4,772,788

. . . 10

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 1999

12.	SHARE CAPITAL (Continued):

		No. of
	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 1998		16,798,174		4,772,788
Year Ended May 31, 1999:
Private placement	C	1,760,000	0.15	264,000
Total Issued for Cash at May 31, 1999		18,558,174		5,036,788
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 1999 and 1998		2,497,359		604,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 1997		569,372		153,480
Year Ended May 31, 1998:
Debt settlement	D	1,333,333	0.15	200,000
Total Issued for Debt, Extensions and Subsidiary
to May 31, 1999 and 1998		1,902,705		353,480
TOTAL SHARES ISSUED AT MAY 31, 1999		22,958,238		5,994,927

A.

On July 2, 1997, Teryl issued 250,000 units at $ 0.17 each, under a Private Placement agreement with one placee. Each unit consists of one common share and one warrant to purchase one common share at $ 0.17 in the first year and $ 0.20 in the second year.

B.

On January 14, 1998, pursuant to a Private Placement agreement with two placees, Teryl issued 300,000 units at $ 0.15 each. Each unit consists of one common share and one warrant to purchase one common share at $ 0.15 in the first year and $ 0.18 in the second year.

C.

On April 15, 1999, pursuant to a Private Placement agreement with five placees, Teryl issued 1,760,000 units at $ 0.15 each. Each unit consists of one common share and one warrant to purchase one common share at $ 0.15 in the first year and $ 0.18 in the second year.

D.

On December 1, 1997, Teryl issued 1,333,333 common shares of its capital stock to SMR Investments Ltd., a creditor and related party, at a price of $ 0.15 per share in settlement of $ 200,000 indebtedness.

On November 16, 1998, the Company granted a Senior Officer’s stock option to D. Moroney for 50,000 shares at a price of $ 0.15 for a period of five years and a prior Employee’s stock option was amended to a Senior Officer’s stock option and increased to 50,000 shares at a price of $ 0.15 from 25,000 shares at a price of $ 0.16, to expire November 16, 2003.

. . . 11

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 1999

12.	SHARE CAPITAL (Continued):

On March 17, 1999, the Company granted a Director’s stock option to S. Robertson for 500,000 shares at a price of $ 0.15 for a period of five years and a Employee’s stock option to C. Kelemen for 10,000 shares at a price of $ 0.15 for a period of five years.

Outstanding Commitments to Issue Shares:

At May 31, 1999, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Director's Option	600,000	0.17	Feb. 16/00
Director's Option	75,000	0.34	Aug. 15/00
Senior Officer's Option	50,000	0.20	Feb. 27/02
Senior Officer's Option	50,000	0.15	Nov. 16/03
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Employee's Option	10,000	0.15	Mar. 17/04
Private Placement Warrants	250,000	0.20	June 21/99
Private Placement Warrants	300,000	0.18	Dec. 1/99
Private Placement Warrants	1,760,000	0.15/0.18	Mar. 22/00/01
	3,645,000

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Calco Resources Inc. and Agate Bay Resources Ltd. See Notes 3 and 4 above re advances to and investment in IDS.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7B in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. dated December 1, 1994, the Company agreed to pay $ 2,500 per month for management services up to December 1, 1997. The Company paid to SMR management fees totalling $ NIL during the current year (1998 - $ 17,500). See Notes 7B and 7I regarding mineral properties transactions with SMR. See Note 10 re advances from SMR and Note 12D re debt settlement.

. . . 12

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 12
As At May 31, 1999

13.	RELATED PARTY TRANSACTIONS (Continued):

The Company holds 194,780 shares of Flame Petro-Minerals Corp. (a public company controlled by an officer of the Company), as described in Note 4. See Notes 3 and 10 re advances to and from Flame.

Hourly wages for secretarial and public relations functions paid to L. Lowe, a Director of the Company, amounted to $ 23,900 in the year ended May 31, 1998. On May 26, 1998, L. Lowe resigned as a Director and Officer of the company.

Consulting and legal services fees amounting to $ 6,045 (1998 - $ 3,915) were paid to Nodanis Consulting, operated by D. Moroney. On May 26, 1998, Ms. Moroney was appointed Secretary of the company.

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

See Note 15 below for Teryl, Inc. agreement with Fairbanks Gold re the Westridge claims.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 1999. If Teryl, Inc. issues shares to others, Teryl Resources Corp.’s percentage holdings will decrease. See Note 2 re consolidation of Teryl, Inc. within these statements.

On August 14, 1998, Teryl, Inc. issued a private placement offering memorandum for 1,000,000 shares at a price of $ 0.15 US, of which $ 146,044 ($ 96,750 US) has been shown as subscriptions received on the Balance Sheet. This offering memorandum has been extended from its expiry date of November 14, 1998 to November 14, 1999.

See Note 9 regarding Keltic Byrce Enterprises Inc.’s agreement for a proposed $ 112,500 US Convertible Debenture to be issued by Teryl, Inc., which could be converted into shares for $ 0.15 during the first year, $ 0.20 during the second year or $ 0.25 during the third year. The shares issued would have up to 700,000 warrants attached exercisable at $ 0.20 in the first year, $ 0.25 in the second year and $ 0.30 in the third year.

Pursuant to a letter agreement, between Fairbanks Gold Mining Inc. and Teryl, Inc. dated October 15, 1998 and a formal agreement dated August 1, 1999, Fairbanks may earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years and expending $ 1,500,000 US on a work program over five years. Fairbanks will also pay all property and assessment payments during that time. Beginning with the fifth anniversary Fairbanks will pay $ 200,000 US annually as advance royalty payments against future production from the property. After the five year payment and expenditure program Fairbanks will have earned a 70% vested interest and Teryl, Inc. will retain a 30% vested interest and they will proportionately share any further expenditures. The above terms are subject to regulatory approvals.